FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Bockenheimer Landstrasse 2-4

60306 Frankfurt am Main, Germany

EXPLANATORY NOTE

This amendment no. 1 to annual report is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB”), a corporation incorporated under the laws of the Republic of Austria (“Austria”), and Austria. All debt securities issued by OeKB are unconditionally guaranteed as to due and punctual payment of principal, interest and additional interest, if any, by Austria.

This amendment no. 1 to annual report on Form 18-K for the year ended December 31, 2013 is intended to be incorporated by reference into the prospectus filed jointly by OeKB and Austria, dated October 9, 2012, and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

In this annual report, references to “Euro” or “EUR” are to the single European currency adopted by certain participating Member States of the European Union, including Austria, as of January 1, 1999. References to “dollars,” “U.S. dollars,” “USD,” or “$” are to United States dollars.

FORM 18-K

Part I: OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

1.	In respect of each issue of securities of OeKB registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of OeKB’s last fiscal year giving the total outstanding of:

(a)	Internal funded debt of OeKB. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

None.

(b)	External funded debt of OeKB. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—

I. Outstanding Debt”, page 73 of Exhibit (d) hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of OeKB outstanding as of the close of OeKB’s last fiscal year.

See “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—

I. Outstanding Debt”, page 73 of Exhibit (d) hereto.

4.	(a)	As to each issue of securities of OeKB which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of OeKB.

Not applicable.

(2)	Total estimated amount held by Austrian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by OeKB to reacquire such securities.

Not applicable.

5.	A statement as of the close of OeKB’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of OeKB. (Total to be stated in the currency of the registrant.)

None.

(b)	External floating indebtedness of OeKB. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of OeKB for each fiscal year of OeKB ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Statements—Consolidated statement of comprehensive income” and “Notes to the consolidated financial statements of OeKB Group,” pages 10 and 13 to 48, respectively, of Exhibit (d) hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by Austria, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of Austria during 2013.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of Austria during 2013.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Not applicable.

10.	The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations” (These statements need to be furnished only if the registrant has published balances of international payments.)

Not applicable.

Part II: REPUBLIC OF AUSTRIA

1.	In respect of each issue of securities of Austria registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of Austria’s last fiscal year giving the total outstanding of:

(a)	Internal funded debt of Austria. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “Tables and Supplementary Information—Part 2. Republic of Austria—Public Debt”, page 80 of Exhibit (d) hereto.

(b)	External funded debt of Austria. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information—Part 2. Republic of Austria—Public Debt”, page 80 of Exhibit (d) hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Austria outstanding as of the close of Austria’s last fiscal year.

See “Tables and Supplementary Information—Part 2. Republic of Austria—Public Debt”, pages 76 to 80 of Exhibit (d) hereto.

4.	(a)	As to each issue of securities of Austria which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Austria.

Not applicable.

(2)	Total estimated amount held by Austrian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Austria to reacquire such securities.

Not applicable.

5.	A statement as of the close of Austria’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of Austria. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 80 of Exhibit (d) hereto.

(b)	External floating indebtedness of Austria. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 80 of Exhibit (d) hereto.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of Austria for each fiscal year of Austria ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Summary of Revenues and Expenditures” and “Tables and Supplementary Information—Part 2: Republic of Austria—I. Federal Revenues and Expenditures”, pages 70 to 71 and pages 74 to 75, respectively, of Exhibit (d) hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by Austria, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by Austria during 2013.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by Austria during 2013.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of Austria, and of any further gold stocks held by Austria.

See “Republic of Austria—Banking System and Monetary Policy—Monetary Policy”, pages 65 to 66 of Exhibit (d) hereto.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year or which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Republic of Austria—Foreign Trade and Balance of Payments”, pages 58 to 62 of Exhibit (d) hereto.

10.	The balance of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

See “Republic of Austria—Foreign Trade and Balance of Payments—Balance of Payments”, pages 61 to 62 of Exhibit (d) hereto.

This annual report comprises:

(a)	Pages numbered 1 to 7, consecutively.

(b)	The following exhibits:

Exhibit (a)—None.

Exhibit (b)—None.

Exhibit (c)—The latest annual budget for the Republic of Austria (page 66, pages 70 to 71 and pages 74 to 75 of Exhibit (d) hereto).

Exhibit (d)—Description of Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria, dated September 3, 2014.

Exhibit (e)—Consent of Mag. Silvia Maca, Director, Head of the Division for Export Financing and International Export Promotion Policy, Federal Ministry of Finance.

Exhibit (f)—Consent of KPMG Austria AG Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (filed as Exhibit (f) to the annual report on Form 18-K filed by OeKB on May 15, 2014).

Exhibit (g)—Certain Information Relating to OeKB’s Debt Securities.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 3rd day of September, 2014.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ WALTRAUT BURGHARDT
Name:	Waltraut Burghardt
Title:	Senior Director

/s/ MAXIMILIAN PLATTNER
Name:	Maximilian Plattner
Title:	Associate Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 3rd day of September, 2014.

THE REPUBLIC OF AUSTRIA

/s/ MAG. SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy, Ministry of Finance of the Republic of Austria

EXHIBIT INDEX

Exhibit	Description
(c)	Latest annual budget for the Republic of Austria (page 66, pages 70 to 71 and pages 74 to 75 of Exhibit (d) hereto).

(d)	Description of Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria, dated September 3, 2014.

(e)	Consent of Mag. Silvia Maca, Director, Head of the Division for Export Financing and International Export Promotion Policy, Federal Ministry of Finance.

(f)	Consent of KPMG Austria AG Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (filed as Exhibit (f) to the annual report on Form 18-K filed by OeKB on May 15, 2014).

(g)	Certain Information Relating to OeKB’s Debt Securities.